UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K is being furnished to report that, on July 25, 2026, Trip.com Group Limited (the “Company”) received an administrative penalty decision (the “Decision”) issued by the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”). The Decision was issued following the SAMR’s investigation, notice of which the Company had announced on January 14, 2026, pursuant to the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”).

The SAMR found that the Company had violated Article 22(4) and (5) of the Anti-Monopoly Law, which prohibits a business operator that has a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause and from imposing unreasonable terms on transactions without justifiable cause.

Pursuant to Articles 57 and 59 of the Anti-Monopoly Law, the SAMR (i) ordered the Company to cease violating acts and fully refund RMB122 million (US$18.0 million) in hotel order security deposits that were compulsorily deducted from hotel operators; (ii) confiscated the Company’s gains of RMB1,658 million (US$244.4 million) from violating acts; and (iii) imposed a fine of RMB3,521 million (US$518.9 million), representing 7.5% of the Company’s sales revenue generated from its operations in the People’s Republic of China in 2025.

The Company sincerely accepts the Decision and will adopt rectification measures in accordance with applicable laws and regulations to implement the Decision’s requirements. The Company will strengthen its long-term governance mechanisms and strive to contribute to the sustainable development of the travel industry.

Note: all translations of RMB into US$ in this current report were made at RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: July 27, 2026